Filed Pursuant to Rule 433

Registration No. 333-180488

Strategic Accelerated Redemption Securities® Linked to the Silver Spot Price
Issuer	Bank of America Corporation (“BAC”)
Original Offering Price	$10.00 per unit
Term	Approximately one year, if not called
Market Measure	Silver Spot Price (Bloomberg symbol: “SLVRLN”)
Automatic Call	Automatic call if the Observation Level of the Market Measure is equal to or greater than the starting value on any of the Observation Dates
Observation Level	The Silver Spot Price on any Observation Date
Observation Dates	Approximately 6, 9 and 12 months after the pricing date
Call Premium

In the event of an automatic call, the amount payable per unit will be:

•   [$10.850 to $11.050] if called on the first Observation Date

•   [$11.275 to $11.575] if called on the second Observation Date

•   [$11.700 to $12.100] if called on the final Observation Date

Payout Profile at Maturity	If not called, 1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of your principal at risk
Investment Considerations	This investment is designed for investors who anticipate that the Observation Level will be equal to or greater than the starting value on any of the Observation Dates and, in that case, accept an early exit from the investment, and are willing to accept that their return on their investment, if any, will be capped at the Call Premium, take full downside risk and forgo interim interest payments.
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/70858/000119312513394284/d610357dfwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	If the notes are not called, your investment may result in a loss; there is no guaranteed return of principal.
•	Payments on the notes are subject to the credit risk of BAC, and actual or perceived changes in the creditworthiness of BAC are expected to affect the value of the notes. If BAC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•	Your investment return, if any, is limited to the applicable Call Premium and may be less than a comparable investment directly in the Market Measure.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•	You will not be entitled to any rights with respect to the Market Measure or any related futures contracts.
•	The notes will not be regulated by the U.S. Commodity Futures Trading Commission. Changes in laws or regulations may affect the value of the notes.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.